SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2024

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni: 2023 Consolidated Financial Statements and Draft Financial Statements of the Parent Company
•	Eni: amendment to 2024 financial calendar
•	Eni: Capital Markets Update 2024-2027

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: March 14, 2024

Eni: 2023 Consolidated Financial Statements

and Draft Financial Statements

of the Parent Company

San Donato Milanese, March 13, 2024 - Today, the Board of Directors, chaired by Giuseppe Zafarana, approved the 2023 Eni’s Annual Report prepared according to article No. 154-ter of the Italian comprehensive code for exchanges and securities. Consolidated net profit attributable to Eni’s shareholders amounted to €4,771 million1.

The Italian version of Eni’s 2023 Annual Report has been prepared in accordance with the European provisions on the standardization of financial languages (ESEF – European Single Electronic Format regulation).

The separate draft financial statements of the parent company for the year ending December 31, 2023, reported a net profit of €3,272 million. The 2023 IFRS consolidated statements and the separate statements of the parent company Eni SpA are enclosed herein.

The fourth instalment of the dividend for the fiscal year 2023 will be resolved by the Board of Directors at its meeting scheduled on April 4, 2024, being the payment date May 22, 2024, the ex-dividend date May 20, 2024, and the record date May 21, 2024.

The 2023 Annual Report (Italian version), in accordance with Article 154-ter of the Italian comprehensive code for exchanges and securities, has been handed to the Board of Statutory Auditors and the Independent Auditors. The Report will be made available to the public within the first ten days of April, at the Company’s registered office, on the company's website, eni.com and in the other manner provided for by current legislation together with the reports of the Board of Statutory Auditors and the Independent Auditors. On the same day, an Annual Report on Form 20-F will be filed with the U.S. SEC.

The Board of Directors approved the Consolidated report on non-financial information prepared in conformity with the Italian Legislative Decree No. 254/2016 and included in the management discussion of the 2023 Annual Report, as well as the Report on Corporate Governance and Shareholding Structure prepared according to article No. 123-bis of the Italian comprehensive code for exchanges and securities.

1 This result confirms the Group preliminary consolidated results published on February 15, 2024, net of minor adjustments following subsequent events in particular the inclusion of Saipem’s fourth quarter 2023 result.

* * *

Francesco Esposito, in his position as Eni’s manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

* * *

Eni

Società per Azioni Roma, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release is also available on the Eni web site eni.com.

Attachments

IFRS Consolidated Financial Statements

PROFIT AND LOSS ACCOUNT

	Full Year
(€ million)	2023	2022
Sales from operations	93,717	132,512
Other income and revenues	1,099	1,175
Total revenues	94,816	133,687
Purchases, services and other	(73,836)	(102,529)
Impairment reversals (impairment losses) of trade and other receivables, net	(249)	47
Payroll and related costs	(3,136)	(3,015)
Other operating (expense) income	478	(1,736)
Depreciation, Depletion and Amortization	(7,479)	(7,205)
Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(1,802)	(1,140)
Write-off of tangible and intangible assets	(535)	(599)
OPERATING PROFIT (LOSS)	8,257	17,510
Finance income	7,417	8,450
Finance expense	(8,113)	(9,333)
Net finance income (expense) from financial assets measured at fair value through profit or loss	284	(55)
Derivative financial instruments	(61)	13
FINANCE INCOME (EXPENSE)	(473)	(925)
Share of profit (loss) of equity-accounted investments	1,336	1,841
Other gain (loss) from investments	1,108	3,623
INCOME (EXPENSE) FROM INVESTMENTS	2,444	5,464
PROFIT (LOSS) BEFORE INCOME TAXES	10,228	22,049
Income taxes	(5,368)	(8,088)
NET PROFIT (LOSS)	4,860	13,961
attributable to:
- Eni's shareholders	4,771	13,887
- Non-controlling interest	89	74

Earnings per share (€ per share)
- basic	1.41	3.96
- diluted	1.40	3.95
Weighted average number of shares outstanding (million)
- basic	3,303.8	3,483.6
- diluted	3,327.1	3,490.0

BALANCE SHEET

(€ million)
	Dec. 31, 2023	Dec. 31, 2022
ASSETS
Current assets
Cash and cash equivalents	10,193	10,155
Financial assets measured at fair value through profit or loss	6,782	8,251
Other financial assets	896	1,504
Trade and other receivables	16,502	20,840
Inventories	6,186	7,709
Income tax assets	460	317
Other assets	5,637	12,821
	46,656	61,597
Non-current assets
Property, plant and equipment	56,299	56,332
Right of use assets	4,834	4,446
Intangible assets	6,379	5,525
Inventory - compulsory stock	1,576	1,786
Equity-accounted investments	12,630	12,092
Other investments	1,256	1,202
Other financial assets	2,301	1,967
Deferred tax assets	4,482	4,569
Income tax assets	142	114
Other assets	3,442	2,236
	93,341	90,269
Assets held for sale	2,609	264
TOTAL ASSETS	142,606	152,130
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	4,092	4,446
Current portion of long-term debt	2,921	3,097
Current portion of long-term lease liabilities	1,128	884
Trade and other payables	20,654	25,709
Income taxes payable	1,685	2,108
Other liabilities	5,579	12,473
	36,059	48,717
Non-current liabilities
Long-term debt	21,716	19,374
Long-term lease liabilities	4,208	4,067
Provisions for contingencies	15,533	15,267
Provisions for employee benefits	748	786
Deferred tax liabilities	4,702	5,094
Income taxes payable	38	253
Other liabilities	4,096	3,234
	51,041	48,075
Liabilities directly associated with assets held for sale	1,862	108
TOTAL LIABILITIES	88,962	96,900
Share capital	4,005	4,005
Retained earnings	32,987	23,455
Cumulative currency translation differences	5,267	7,564
Other reserves and equity instruments	8,487	8,785
Treasury shares	(2,333)	(2,937)
Net profit (loss)	4,771	13,887
Total Eni shareholders' equity	53,184	54,759
Non-controlling interest	460	471
TOTAL SHAREHOLDERS' EQUITY	53,644	55,230
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	142,606	152,130

CASH FLOW STATEMENT

	Full Year
(€ million)	2023	2022
Profit (loss)	4,860	13,961
Adjustments to reconcile profit (loss) to net cash provided by operating activities:
Depreciation and amortization	7,479	7,205
Impairment losses (impairment reversals) of tangible, intangible and right of use, net	1,802	1,140
Write-off of tangible and intangible assets	535	599
Share of (profit) loss of equity-accounted investments	(1,336)	(1,841)
Gains on disposal of assets, net	(441)	(524)
Dividend income	(255)	(351)
Interest income	(517)	(159)
Interest expense	1,000	1,033
Income taxes	5,368	8,088
Other changes	(700)	(2,773)
Cash flow from changes in working capital	1,811	(1,279)
- inventories	1,792	(2,528)
- trade receivables	3,322	(1,036)
- trade payables	(4,823)	2,284
- provisions for contingencies	97	2,028
- other assets and liabilities	1,423	(2,027)
Net change in the provisions for employee benefits	1	39
Dividends received	2,255	1,545
Interest received	459	116
Interest paid	(919)	(851)
Income taxes paid, net of tax receivables received	(6,283)	(8,488)
Net cash provided by operating activities	15,119	17,460
Cash flow from investing activities	(12,404)	(10,793)
- tangible assets	(8,739)	(7,700)
- prepaid right of use		(3)
- intangible assets	(476)	(356)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(1,277)	(1,636)
- investments	(1,315)	(1,675)
- securities and financing receivables held for operating purposes	(388)	(350)
- change in payables in relation to investing activities	(209)	927
Cash flow from disposals	845	2,989
- tangible assets	122	149
- intangible assets	32	17
- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	395	(60)
- investments	47	1,096
- securities and financing receivables held for operating purposes	32	483
- change in receivables in relation to disposals	217	1,304
Net change in receivables and securities not held for operating purposes	2,194	786
Net cash used in investing activities	(9,365)	(7,018)

(continued) CASH FLOW STATEMENT

	Full Year
(€ million)	2023	2022
Increase in long-term financial debt	4,971	130
Repayments of long-term financial debt	(3,161)	(4,074)
Payments of lease liabilities	(963)	(994)
Increase (decrease) in short-term financial debt	(1,495)	1,375
Dividends paid to Eni's shareholders	(3,046)	(3,009)
Dividends paid to non-controlling interests	(36)	(60)
Capital contribution by non-controlling interests	(16)	92
Sale (purchase) of additional interests in consolidated subsidiaries	(60)	536
Purchase of treasury shares	(1,803)	(2,400)
Issueing effect of convertible bonds	79
Coupon payment on perpetual subordinated bonds	(138)	(138)
Net cash used in financing activities	(5,668)	(8,542)
Effect of exchange rate changes and other changes on cash and cash equivalents	(62)	16
Net increase (decrease) in cash and cash equivalents	24	1,916
Cash and cash equivalents - beginning of the year	10,181	8,265
Cash and cash equivalents - end of the year	10,205	10,181

IFRS Financial Statements of the parent company

PROFIT AND LOSS ACCOUNT

	Full Year
(€ million)	2023	2022
Sales from operations	42,790	74,679
Other income and revenues	432	542
Total revenues	43,222	75,221
Purchases, services and other	(39,996)	(66,135)
Impairment reversals (impairment losses) of trade and other receivables, net	112	(81)
Payroll and related costs	(1,166)	(1,231)
Other operating (expense) income	705	(6,325)
Depreciation, Depletion and Amortization	(634)	(825)
Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(644)	(334)
Write-off of tangible and intangible assets	(19)	(65)
OPERATING PROFIT (LOSS)	1,580	225
Finance income	4,344	3,324
Finance expense	(4,830)	(3,730)
Net finance income (expense) from financial assets measured at fair value through profit or loss	263	(44)
Derivative financial instruments	(42)	234
FINANCE INCOME (EXPENSE)	(265)	(216)
INCOME (EXPENSE) FROM INVESTMENTS	2,282	3,771
PROFIT (LOSS) BEFORE INCOME TAXES	3,597	3,780
Income taxes	(325)	1,623
Net profit (loss)	3,272	5,403

BALANCE SHEET

(€ million)
	Dec. 31, 2023	Dec. 31, 2022
ASSETS
Current assets
Cash and cash equivalents	7,119	7,628
Financial assets measured at fair value through profit or loss	6,280	7,815
Other financial assets	6,212	3,760
Trade and other receivables	8,494	11,661
Inventories	1,856	3,815
Income tax assets	272	173
Other assets	5,227	13,076
	35,460	47,928
Non-current assets
Property, plant and equipment	3,761	5,112
Right of use assets	1,452	1,654
Intangible assets	253	241
Inventory - compulsory stock	1,575	1,773
Investments	60,344	59,815
Other financial assets	15,608	2,146
Deferred tax assets	2,018	2,684
Income tax assets	100	78
Other assets	654	2,813
	85,765	76,316
Assets held for sale	2	82
TOTAL ASSETS	121,227	124,326
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	23,758	14,122
Current portion of long-term debt	2,529	2,883
Current portion of long-term lease liabilities	290	373
Trade and other payables	7,836	12,380
Income taxes payable	539	771
Other liabilities	5,375	14,305
	40,327	44,834
Non-current liabilities
Long-term debt	21,044	16,054
Long-term lease liabilities	1,606	1,887
Provisions for contingencies	5,641	5,661
Provisions for employee benefits	336	341
Deferred tax liabilities	60
Other liabilities	1,194	3,029
	29,881	26,972
TOTAL LIABILITIES	70,208	71,806
Share capital	4,005	4,005
Legal reserve	959	959
Other reserves and equity instruments	45,116	45,090
Treasury shares	(2,333)	(2,937)
Net profit (loss)	3,272	5,403
TOTAL SHAREHOLDERS' EQUITY	51,019	52,520
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	121,227	124,326

CASH FLOW STATEMENT

	Full Year
(€ million)	2023	2022
Net profit (loss)	3,272	5,403
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	634	825
Impairment losses (impairment reversals) of tangible, intangible and right of use, net	644	334
Write-off of tangible and intangible assets	19	65
Share of (profit) loss of investments	1,790	785
Gains on disposal of assets, net	(390)	(2,226)
Dividend income	(3,691)	(2,336)
Interest income	(954)	(203)
Interest expense	1,349	577
Income taxes	325	(1,623)
Other changes	(149)	247
Cash flow from changes in working capital	871	(697)
- inventories	1,718	(1,902)
- trade receivables	4,134	(1,597)
- trade payables	(4,612)	2,950
- provisions for contingencies	234	769
- other assets and liabilities	(603)	(917)
Net change in the provisions for employee benefits	35	1
Dividends received	2,787	5,515
Interest received	843	209
Interest paid	(1,239)	(558)
Income taxes paid, net of tax receivables received	32	(500)
Net cash provided by operating activities	6,178	5,818
Cash flow from investing activities	(19,406)	(5,570)
- tangible assets	(648)	(751)
- intangible assets	(77)	(32)
- investments	(2,977)	(3,457)
- financing receivables held for operating purposes	(15,715)	(1,406)
- businesses	(35)	(4)
- change in net payables relating to investing activities	46	80
Cash flow from disposals	816	3.295
- tangible assets	7	166
- intangible assets	14	9
- investments and assets held for sale	472	791
- financing receivables held for operating purposes	323	2,329
Net change in receivables and securities not held for operating purposes	886	(1,440)
Net cash used in investing activities	(17,704)	(3,715)

(continued) CASH FLOW STATEMENT

	Full Year
(€ million)	2023	2022
Increase (repayments) in long-term debt	2,333	(3,437)
Payment of lease liabilities	(280)	(390)
Increase (decrease) in short-term financial debt	13,854	8,287
Dividends paid	(3,046)	(3,009)
Net purchase of treasury shares	(1,803)	(2,400)
Issuing convertible bonds effects	79
Coupon payment on perpetual subordinated bonds	(138)	(138)
Net cash used in financing activities	10,999	(1,087)
Effect of exchange rate changes on cash and cash equivalents and other changes	18	(18)
Net increase (decrease) in cash and cash equivalents	(509)	998
Cash and cash equivalents - beginning of the period	7,628	6,630
Cash and cash equivalents - end of the period	7,119	7,628

Eni: amendment to 2024 financial calendar

Rome, 13 March 2024 – Eni announces the following amendment to the financial calendar published on 11 January 2024: the resolution regarding the distribution to shareholders of the fourth of the four tranches in place of the 2023 dividend, from available reserves, scheduled for today's Board of Directors meeting, will be approved at the meeting on 4 April 2024, remaining unchanged the payment date on 22 May 2024 with ex-dividend date on 20 May and record date on 21 May.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

PRICE SENSITIVE

ENI CAPITAL MARKETS UPDATE 2024-2027

Enhanced shareholder remuneration

Strong operating and financial growth

Net Capex material reduction

•	The 2024-2027 Plan presented today focusses on:
o	A distinctive strategy addressing the challenges and opportunities of the energy transition.
o	Realizing full value from Eni’s traditional energy businesses and skills while reducing emissions.
o	Building new, high-return, high-growth activities related to the Transition.
o	Delivering strong financial performance and growth from Eni’s organic investment and selective M&A, business improvement and corporate efficiency initiatives.
o	Maintaining capital discipline with materially lower net capex versus the previous plan.
o	Increasing dividend and enhancing shareholder distributions by raising the target payout and the upside participation.
•	Eni expects to generate CFFO before working capital of around €13.5 billion in 2024 and €62 billion over the plan period, with 30% growth at a constant scenario.
•	2024-2027 overall net capex of €27 billion (gross investment net portfolio cash-in) and an average net capex of €7 billion per year, more than 20% lower than last year’s Plan, reflecting optimization, improved project quality and greater portfolio management.

•	Plan portfolio management activity of around €8 billion net cash-in reflects advancement of the Satellite strategy, anticipating value through the dual exploration model after consistent exploration success, and continued high-grading.
•	Upstream Scope 1, 2 emissions net zero by 2030 is confirmed; Eni Group net zero Scope 1, 2 confirmed by 2035; Scope 1, 2 and 3 emissions reduction targets are confirmed: 35% by 2030; 80% by 2040; and net zero by 2050.
•	Upstream production is expected to grow by an underlying 3-4% CAGR through 2027, extending by a further year the growth rate of last year’s Plan, with a reported growth of 2% after the effect of net portfolio activity.
•	GGP is expected to generate around €800 million of pro-forma EBIT in 2024 reflecting the current lower gas price and lower volatility scenario. In the case of positive outcomes of ongoing/upcoming negotiations and an uptick in market price/volatility we could see pro-forma Ebit of over €1 billion as GGP remains well positioned to generate significantly higher profits when volatility returns.
•	CCS is confirmed as a further Transition growth opportunity, with an unrisked portfolio in the order of 3GT of gross storage capacity, with over 15 MTPA of injection capacity expected on-line before 2030 progressively rising to around 40MTPA after 2030.
•	Enilive pro-forma EBITDA targets over €1.6 billion in 2027, implying a 20% annual average growth rate. Biorefining capacity is seen at over 3 MPTA by 2026 (2x end-2023) and over 5 MTPA by 2030, with more than 1 MTPA SAF optionality by 2026, and the potential to double by 2030. Eni’s agribusiness will grow to account for over 35% of the Company’s Italian throughputs by 2027.
•	Plenitude targets €2 billion of pro-forma EBITDA in 2027 (over 2x vs 2023). Renewable generation capacity will increase to 4 GW in 2024, and more than double to over 8 GW by 2027.
•	The restructuring and transformation of Versalis will lead to the EBITDA reaching breakeven in 2025, and to positive EBIT in 2026, representing an improvement of over €600 million to the Group.

•	€1.8 billion of corporate cost efficiency over the 4 year plan stemming out of Eni’s strategic evolution and opportunities emerging out of the satellite model.
•	The financial framework continues to be robust and flexible supporting the objectives of the company, including the benefit of the innovative Satellite structures.
•	Shareholder remuneration is further enhanced. Target payout in dividend and buyback is raised to 30%-35% of CFFO from 25%-30%. The proposed 2024 dividend is raised by over 6% to €1.00 per share, and share buyback set at €1.1 billion. Upside participation is also improved up to 60% from 35% of above Plan incremental cashflows.

“We are embracing the challenges created by the energy transition with a distinctive and accretive strategy creating value while addressing energy security and affordability needs, and decarbonization goals.  We are growing our cashflows significantly while also differentiating our sources of cash and lowering our risks, expanding into new areas of opportunity linked to the energy transition. To support this we are executing on our deep portfolio in a disciplined manner, balancing investment with enhanced shareholder returns. As a result, we are developing an even more profitable, well diversified and more resilient Eni, while also enhancing shareholder distributions. Ultimately, it’s evident that the energy Transition can only become real if it creates material and sustainable returns and enables new forms of profitable business. And that is what we are doing.

Our upstream businesses continue to grow and generate strong cashflow with CFFO per barrel expected to rise by more than 30% over the Plan. Natural gas will continue expanding its share of production and we remain focused on capturing full margin from our mainly equity sourced midstream activities. E&P is highly differentiated by the continuing success of our leading exploration business and how this integrates into a distinctive fast-track development approach delivering competitive growth and securing value.  Transition related businesses are a significant opportunity and will become increasingly important delivering even greater growth for Eni both in terms of activity and earnings. Together, Enilive, Plenitude, CCS and our Novamont/biochemistry activities represent a portfolio of business solutions to address customer needs to cut emissions. As these become increasingly important contributors to Eni’s cashflows they will diversify and meaningfully enhance our value.  Enilive and Plenitude have established themselves as important businesses for us while CCS and biochemical, with Novamont, are two further segments under rapid maturation where we have a leadership position. Each of the Transition businesses are ideal candidates for our satellite model, reducing the capital absorption and highlighting their differentiated value.

Our CFFO will grow by 30% over the 4-year Plan with Plenitude and Enilive accounting for over 20% of this growth. At the end of the Plan Eni will be larger and more profitable with a group of competitively positioned businesses offering continued further growth and highly attractive returns. Our development is supported by disciplined investment where we have been able to reduce spend in the next 4 years by €2 billion, and net capex is 20% lower than last year’s Plan, thanks also to a raised net M&A contribution of €8 billion, reflecting the depth and quality of our portfolio and the further development of the Satellite model. All economic and financial KPIs demonstrate progress and robustness with a compelling trend of value growth, upside leverage and resilient downside. This has enabled us to make substantial enhancements to our distribution policy. We are raising our payout commitment, the 2024 dividend associated with it, and materially increasing the upside participation. Our distribution policy is highly competitive, implying at the current share price a distribution yield of 9%”.

Claudio Descalzi, Eni CEO

Rome, 14 March 2024 – Claudio Descalzi, Chief Executive Officer of Eni, today presented the Company’s Strategic Plan for 2024-2027.

Eni’s distinctive strategy addresses the challenges and maximises the opportunities presented by the energy market. It is delivering full value from its traditional businesses and skills, and at the same time fast-tracking development of new, high-return, high growth activities related to energy transition. This balanced approach of delivering affordable, secure and sustainable energy supply to Eni’s customers also provides the opportunity to generate competitive growth and returns for the Company and its investors.

In Natural Resources, Eni will continue to leverage its leading exploration business and secure and enhance value in the Upstream through its differentiated fast-track development approach, while continuing to reduce operated emissions. The gas component in production will continue to grow and GGP will help in its commercialization, ensuring Eni captures the full available margin. Carbon capture and storage, in which Eni has a leading position, will emerge as an important new Transition business during the Plan with significant growth beyond 2027.

In Energy Evolution, Eni sees material opportunities to grow both activity and earnings from new forms of energy. Plenitude and Enilive are examples of how Eni can build scale in Transition businesses with high growth rates and attractive returns. They will contribute to a transformation in the overall scale, diversification and resilience of the Eni model.

Business performance improvement and efficiency measures will also play an important role in Eni’s strategy. Versalis will be restructured and transformed to return to sustainable profitability while the Company expects to benefit from efficiency and simplification initiatives in its corporate structure.

With this notable operational progress, Eni will also deliver leading operating cashflow growth from an increasingly high quality of business. This will be allied to disciplined capital investment and a greater level of portfolio activity both of which result from the depth of the current opportunity set. Value creation and capital efficiency will be highlighted further by the progress Eni expects to make in the investment of aligned capital into its Satellites, and supported by a robust financial framework.

NATURAL RESOURCES

Natural Resources will be a dynamic and material value and cash generator for Eni, while delivering progressive decarbonization.

Eni will continue to follow a mainly organic strategy leveraging its highly distinctive exploration and market-leading fast track development expertise to grow production over the Plan period. GGP will continue to secure full value from the gas value chain, while expanding existing trading and optimization activities. CCUS will use existing infrastructure and depleted fields to capture and store CO2, both for the Company itself and as a service for others.

The considerable optionality and flexibility of its new projects also allows Eni to unlock value earlier, and to de-risk investments via active portfolio management, in line with a track record already established through its dual exploration model.

•	Value: Upstream CFFO per barrel will rise by more than 30% between 2023 and 2027 at a constant scenario. This is driven by the new high quality fast track development project in particular in Congo, Ivory Coast, Indonesia and Libya

•	Production: Underlying production will grow at an average of 3-4% over the Plan and reported growth will average 2% after divestments as portfolio activity is accelerated. Eni has a significant number of planned FIDs and options, in many cases at high equity participation, providing excellent visibility beyond the Plan and indicative of the impressive depth of the portfolio.

•	Net Upstream Capex: including portfolio activity, is seen at around € 5 billion on average per year, -20% versus the previous Plan reflecting project quality and investment optimization, plus the impact of accelerated divestment.

•	Portfolio: Eni will accelerate value delivery to the business by diluting high equity stakes projects as a part of Eni’s dual exploration model. The Company will also continue to look to high-grade the portfolio by divesting tail assets. In total Upstream is expected to account for more than half of Eni’s corporate divestment target.

•	Exploration: Exploration is a highly distinctive feature of Eni’s model. World class exploration has discovered more than 16 billion boe of resources in the last 15 years, including 900 million boe in 2023, at around $1.2 boe. Over the past 10 years Eni has put into production 70% of its discoveries. In the same time Eni has cashed-in around €10 billion via the dual exploration model

Exploration will continue to be a significant engine of value creation for Eni and it aims to invest more than €1.5 billion over the Plan.

•	Emissions: Upstream net carbon footprint (Scope 1+2) net zero by 2030 is confirmed.

•	GGP: Pro-forma Ebit of GGP is seen at around €800 million in 2024. This is in line with the normalizing gas market assumption included in the plan, consistent with last year, and reflects the current lower prices for gas and, importantly, significantly lower market volatility. However, current markets remain highly sensitive to changed conditions induced by, for instance, geopolitical events, other supply issues, weather and demand effects. In this event Eni has clearly demonstrated that it has the supply portfolio, the infrastructure access and logistics positions, and the expertise to generate significant upside – to over €1 billion.

•	CCS: CCS is an important lever in cutting net emissions and driving the energy transition. Eni has established a leadership position particularly in the UK and Italy and it is expanding in North Africa, the Netherland and Norway. This means CCS will become one of the key platforms in Eni’s Transition oriented portfolio, decarbonizing its operations and as a service to others. The Company’s unrisked portfolio of opportunities is of the order of 3 GT of gross storage capacity. For Eni the goal is to reach a gross CO2 reinjection capacity of more than 15 MTPA before 2030 and progressively rising to around 40 MTPA in the following decade. Ravenna CCS Phase 1 will start up this year, with the Phase 2 expansion scheduled for 2027 and further expansion available. In the UK, the Hynet project is expected to be sanctioned this year simultaneously with that of the emitters.

ENERGY EVOLUTION

Enilive, Plenitude and Versalis, along with CCS, represent a portfolio of Transition businesses with the prospect of strong growth and value creation, integrated with the existing business. Enilive has established itself as a leading bio-refiner, globally, differentiated through proprietary technology, the agri-hubs supply concept and a decade of operating experience. Plenitude, supplying low carbon and zero carbon energy to its customers has delivered outstanding operational and financial growth and is expected to continue on a strong trajectory. The value generated at Plenitude was confirmed with the recent investment by Energy Infrastructure Partners. Versalis results are expected to return to profitability as the Company applies a restructuring and transformation in response to the challenging results of 2023. Together these will be platforms for materially growing value over the Plan and beyond.

•	Enilive biorefining: Capacity is expected to be over 3 Mtpa by 2026 and over 5 Mtpa by 2030, with an around 20% growth rate. Eni recently sanctioned its third bio conversion at Livorno, while a fourth domestic one is currently under study. Two further international FIDs in South Korea and Malaysia are expected in 2024. More than 1 Mtpa SAF optionality is seen by 2026 – twice Eni’s previous goal – with the potential to double by 2030. Agri-hub feedstock supply, a unique aspect of the Company’s strategy, is expected to be over 700,000 tonnes in 2027, over 35% of Italian throughputs.

•	Enilive earnings and investment: Eni expects pro-forma EBITDA of €1 billion in 2024 rising to over €1.6 billion by 2027. This reflects Eni’s growing bio-refining activities and the impact of the re-branding of its service stations and rising contribution from non oil, expected to be about 40% of retail earnings by the end of the Plan. Enilive capex will average € 0.5 billon/year over the Plan.

•	Plenitude operational capacity: Installed renewable capacity will increase to 4 GW in 2024 and more than doubling to over 8 GW by 2027. This figure is expected to reach over 15GW by 2030 maintaining the strong growth trajectory. This growth is supported by a pipeline of 2 GW under execution, 4 GW of high/medium maturity and 15 GW of low maturity. Charging points will reach 24,000 in 2024 are expected to double between 2023 and 2027.

•	Plenitude earnings and investment: Eni expects pro-forma EBITDA of €1 billion in 2024 rising to € 2 billion by 2027. Plenitude organic capex will average around €1.4 billon/year over the Plan.

•	Versalis: In the context of the losses reported in 2023, impacted by the global chemical market scenario and the particular challenges of Europe, Eni is committed to a Versalis restructuring. Having acquired full control of Novamont in 2023 it is also committed to a transformation, re-positioning towards specialized products, bio-based chemistry and circularity more aligned with the broader strategic themes. Together these measures will deliver target EBITDA breakeven in 2025 and positive EBIT by 2026 representing a significant improvement of over €600 million to the Group.

FINANCIAL STRATEGY

Eni has the financial resources and flexibility to execute strategy across the cycle. There is balance in the Plan for growth, long-term positioning and shareholder returns. Together with capital discipline and the advancement of value realization via a raised divestment program, the Company’s financial strategy is distinctive and robust.

•	2024 CFFO before working capital at replacement cost is expected to be €13.5 billion, and average €15 billion along the plan period. At a constant scenario, 2027 CFFO will be over 30% above 2024 or 45% per share higher. Growth comes from all segments with the main transition businesses of Plenitude and Enilive together accounting for around 20% of this growth, emphasizing the emerging high quality diversification Eni sees.

•	Eni also expects to deliver € 1.8 billion of efficiency and simplification benefits over the plan rightsizing the corporate structure in the context of satellite initiatives.

•	Eni’s disciplined investment approach and the quality of its portfolio means that overall net capex is reduced to €27 billion (gross investment net portfolio cash-in), around €7 billion per year. This is more than 20% lower than last year’s Plan, reflecting the positive impacts of optimization, underlying project quality and greater portfolio management.

•	Eni has completed the key M&A investments it needs to support the strategy. Portfolio activity in the Plan is now focussed on advancing value from the Upstream ‘Dual Exploration model’ following continued outstanding exploration success, the rationalization of ‘tail’ assets and the receipt of investment of aligned capital into Eni’s Satellites. By the end of the Plan, Eni expects to have the four main businesses related to the energy transition (Plenitude, Enilive, Novamont, CCS) fully valued by the market, visibly capturing the real multiples appropriate to their activities.

•	Eni is generating strong cashflows, has a strong balance sheet by historical standards, low cost of debt, excellent liquidity, and significant financial flexibility. Leverage in the plan period is expected to be between 15-25%, around the top end of that range at the beginning of the Plan by virtue of the completion of the key strategic acquisitions and towards the low end of the range at the end of the plan.

ENHANCED SHAREHOLDER REMUNERATION

In the past two years Eni has distributed €11billion, an historical record for the Company, approximating to 20% of the current market capitalization.

Shareholder remuneration is now to be further enhanced. Target payout in terms of dividend and buyback is to be raised to 30%-35% of CFFO from 25%-30% previously. Upside participation is also improved up to 60% from 35% of above Plan incremental cashflows. The proposed 2024 dividend is raised by over 6% to €1.00 per share from €0.94 cents, paid in quarterly installments, and the share buyback set at €1.1 billion and up to 3.5 billion.

Over the 4-year Plan period distributions are equivalent to 40% of the current market capitalization.

Contatti societari:

Ufficio Stampa: Tel. +39.0252031875 – +39.0659822030

Numero verde azionisti (dall’Italia): 800940924
Numero verde azionisti (dall’estero): + 80011223456

Centralino: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Sito internet: www.eni.com